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                    CONSOLIDATED EDISON COMPANY OF NEW YORK, INC.
                           RATIO OF EARNINGS TO FIXED CHARGES
                                   TWELVE MONTHS ENDED

                                 (Thousands of Dollars)




                                              SEPTEMBER       SEPTEMBER
                                                1996            1995
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Earnings
  Net Income                                 $  687,062**    $  728,605
  Federal Income Tax                            350,300         289,250
  Federal Income Tax Deferred                    46,170         138,350
  Investment Tax Credits Deferred                (9,170)         (9,400)
    Total Earnings Before
     Federal Income Tax                       1,074,362       1,146,805
  Fixed Charges*                                347,934         345,063

    Total Earnings Before Federal
     Income Tax and Fixed Charges            $1,422,296      $1,491,868




*Fixed Charges


Interest on Long-Term Debt                   $  293,261      $  286,192
Amortization of Debt Discount,
  Premium and Expenses                           14,390          11,610
Interest Component of Rentals                    19,589          18,948
Other Interest                                   20,694          28,313

  Total Fixed Charges                        $  347,934      $  345,063


Ratio of Earnings to Fixed Charges                 4.09            4.32



** Reflects increased depreciation expense resulting from preferred stock refunding.
   See "Liquidity and Capital Resources" in Management's Discussion and Analysis
   appearing in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1996.







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